January 30, 2008

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Gary Todd, Reviewing Accountant

Re:	Becton, Dickinson and Company (the “Company”)
Form 10-K for the fiscal year ended September 30, 2007 (the “Form 10-K”)
Filed November 23, 2007
File No. 001-04802

Ladies and Gentlemen:

This letter is in response to your comments on the above filing contained in your letter of January 18, 2008. This response letter has been reviewed with the Company’s independent registered public accounting firm, Ernst & Young LLP, in advance of mailing to you. In connection with this response, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 9A. Controls and Procedures, page 13

Response to Comments 1 and 2

We will revise our disclosure in future filings in response to these comments. Along these lines, the disclosure from the subject Form 10-K would have been revised as follows:

An evaluation was conducted by BD’s management, with the participation of BD’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of BD’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of September 30, 2007. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were, as of the end of the period covered by this report, effective. There was no change in BD’s internal control over financial reporting during the fiscal quarter ended September 30, 2007 that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting.

Exhibit 13
Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 40
Revenue Recognition, page 40

Response to Comment 3

We will expand our disclosures in future filings to clarify why revenue is recognized upon completion of installation at the customer’s site for certain instruments in the BD Biosciences segment.

Response to Comment 4

We will expand our disclosures in future filings to identify the multiple deliverables and indicate how fair value of the delivered items is determined.

Note 12. Commitments and Contingencies, page 55
Contingencies, page 55

Response to Comment 5

We believe our disclosure with regards to accruals of loss contingencies is complete under the guidance from paragraphs 9 and 10 of SFAS No. 5 for the following reasons:

1.

Accruals for loss contingencies that were deemed probable and estimable in accordance with paragraph 8 of SFAS No. 5 were less than 2.0% of total liabilities as of September 30, 2007. Due to the immateriality of the amounts involved, no additional disclosure regarding these accruals under SFAS No. 5 was deemed warranted.

2.

For those cases where a loss contingency was considered reasonably possible, rather than probable, or the amount of loss could not be estimated, no liability was recorded. The Company disclosed the nature of loss contingencies that were deemed reasonably possible as of September 30, 2007. No estimate of the possible loss or range of loss could be made, and, therefore, none were included. Note 12 on page 58 of Exhibit 13 states “In view of the uncertainties discussed above, the Company could incur charges in excess of any currently established accruals and, to the extent available, excess liability insurance.” The intent of this statement is to disclose that an estimate could not be made for the potential loss on these matters.

Corporate Information, page 64

Response to Comment 6

In our Form 10-K, in satisfaction of the requirements under Part II, Item 5, we incorporated by reference only the information that was contained under the caption “Common Stock Prices and Dividends” from page 64 of Exhibit 13. We did not incorporate by reference into the Form 10-K the Regulation G reconciliations of non-GAAP financial measures that were also on page 64. In future filings, we will remove any non-GAAP reconciliations that are not specifically incorporated by reference into the filing.

Exhibits 31.1 and 31.2

Response to Comment 7

We will amend the Form 10-K to file amended certifications containing the language required by Item 601(b)(31)(i) of Regulation S-K.

If you would like to discuss these responses, please call either William Tozzi, our Vice President – Finance, at (201) 847-7076, or myself at (201) 847-7322.

Very truly yours,

/s/ John R. Considine
John R. Considine
Senior Executive Vice President and
Chief Financial Officer

cc:	Securities and Exchange Commission
Martin James
Kristin Lochhead
Geoff Kruczek
Russell Mancuso
Becton, Dickinson and Company
Edward J. Ludwig, Chairman, President and Chief Executive Officer
Jeffrey S., Sherman, Senior Vice President and General Counsel
William A. Tozzi, Vice President, Finance
Kathryn J. Garbarini, Director of Financial Reporting and Policy
Members of the Audit Committee
Ernst & Young, LLP
Bud McDonald
Patricia Janicek